UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 3, 2023

DENBURY INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5851 Legacy Circle		
Plano, Texas	**75024**	**(972) 673-2000**
(Address of principal executive offices)	*(Zip code)*	*(Registrant's telephone number, including area code)*

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	DEN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 – Results of Operations and Financial Condition

On May 3, 2023, Denbury Inc. issued a press release announcing its 2023 first quarter financial and operating results. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated May 3, 2023.
104	The cover page has been formatted in Inline XBRL.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Inc.
(Registrant)

Date: May 3, 2023   By: /s/ James S. Matthews

James S. Matthews

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

Denbury Reports First Quarter 2023 Financial and Operational Results

PLANO, Texas – May 3, 2023 – Denbury Inc. (NYSE: DEN) ("Denbury" or the "Company") today provided its first quarter 2023 results. Supplemental materials for the quarter are also available at www.denbury.com. The Company will host a webcast to review its results tomorrow, May 4, at 11:00 a.m. Central Time (12:00 p.m. Eastern Time) on its website.

KEY 1Q HIGHLIGHTS

- First quarter 2023 net cash flows provided by operating activities totaled $89 million, and adjusted cash flows from operations[1] totaled $140 million.

- Net income for the quarter was $89 million, or $1.66 per diluted share, and adjusted net income[1][2] was $73 million, or $1.36 per diluted share.

- Ended the first quarter with $68 million borrowed on the Company's bank credit facility and $672 million of financial liquidity (including cash on hand and borrowing capacity under the credit facility).

- Commissioned the first CO_2 recycle facility at the Cedar Creek Anticline ("CCA") Enhanced Oil Recovery ("EOR") project in March 2023; initial EOR production expected in 2Q23.

- Drilled first stratigraphic test well in the Orion CO_2 sequestration site in Alabama. Subsequent to quarter-end, Denbury expanded its dedicated CO_2 storage portfolio with the addition of a 30,000-acre site in Texas, southwest of Houston.

---

(1) A non-GAAP measure.   See accompanying schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

(2) Calculated using weighted average diluted shares outstanding of 53.8 million for the quarter ended March 31, 2023.

CEO Comment

Chris Kendall, the Company's President and CEO, commented, "Denbury's performance in the first quarter was strong, and we achieved significant milestones in both our EOR operations and CCUS businesses. At our anchor CCA EOR project, we have progressed the installation of our initial CO_2 recycle facilities, and first tertiary production from this multi-decade asset is expected in the second quarter. Production from CCA will drive volume growth and margin expansion for our Company, while also significantly increasing the production of our carbon-negative "blue" oil, a unique commodity that we believe will be highly sought after for the production of low-carbon fuels. In our CCUS business, we expanded our dedicated CO_2 sequestration portfolio with a new strategic site added in southeast Texas, and we drilled our first U.S. Gulf Coast stratigraphic test well. Negotiations with industrial customers for CO_2 transportation and storage services continue to progress, and I look forward to announcing new agreements in the coming months. I remain convinced that Denbury is uniquely positioned to provide the most certain, most reliable, and most efficient CO_2 transportation and storage system in the U.S."

Oil & Gas Operations Highlights

	1Q 2023	4Q 2022	1Q 2022
Sales volumes (BOE/d)	47,655	46,641	46,925
Avg. oil price, including hedges ($ per Bbl)	$75.36	$73.13	$70.43
Blue oil (% oil volumes using industrial CO_2)	30%	29%	25%
Industrial CO_2 injected (million metric tons)	1.14	1.15	0.94
Industrial CO_2 injected (% total CO_2 used in EOR operations)	40%	40%	36%
Oil & gas development capital ($ 000s)	$99,791	$120,971	$57,606

First quarter 2023 sales volumes were consistent with expectations, slightly above the midpoint of the Company's annual guidance range. As compared to the fourth quarter of 2022, higher sales volumes were mostly related to the recovery of production lost due to late 2022 severe winter storms and an increase at Tinsley primarily due to the sale of inventory built in the fourth quarter. Approximately 56% of total volumes were from the Company's Gulf Coast assets with the remaining 44% from the Rocky

Mountain region. Gulf Coast production benefited from strong sales volumes at Oyster Bayou and Soso Rodessa Phase 1. Rocky Mountain region sales volumes included continued strong CO_2 flood response at the Wind River Basin assets and recent horizontal development at CCA in the Mission Canyon reservoir. The Company's average oil price differential in the first quarter of 2023 was $1.28 below the West Texas Intermediate average, in line with the Company's guidance.

CO_2 revenues for the quarter of nearly $11 million were slightly below expectation as a result of third-party purchaser downtime.

Lease operating expenses in first quarter 2023 totaled $129 million, or $30.12 per barrel of oil equivalent ("BOE"), and depletion, depreciation, and amortization ("DD&A") was $42 million, or $9.80 per BOE for the quarter, both within the Company's annual guidance range. General and administrative expenses totaled $23 million, slightly below expectation.

First quarter 2023 oil & gas development capital expenditures, excluding capitalized interest, totaled $100 million, consistent with expectation. Capital spend in the Gulf Coast region included the drilling and completion of horizontal wells in the Webster field and well conversion work for Soso Rodessa Phase 2 development. In the Rocky Mountain region, capital activities included a waterflood expansion project in the Charles formation within the Cabin Creek field of CCA, as well as the completion of two new wells in the Bell Creek field.

Cedar Creek Anticline EOR Development

Slightly more than 40% of Denbury's first quarter 2023 oil & gas development capital was spent on the CCA EOR project, primarily focused on the construction of four CO_2 recycle facilities planned for 2023, well conversions, and completion of the Pennel CO_2 pilot well. Curtailed production averaged slightly more than 500 Bbl/d at CCA during the first quarter 2023, which is anticipated to return to production as the CO_2 recycle facilities startup.

Commissioning of the first CO_2 recycle facility was completed in March 2023, with the commissioning of a second CO_2 recycle facility currently underway. Commissioning is planned for two additional CO_2 recycle facilities in the latter part of the third quarter 2023. Associated with the startup of the first CO_2 recycle facility, the Company is anticipating initial EOR production response in second quarter 2023. As CO_2 recycle facilities are brought online and expanded, Denbury anticipates incremental EOR production from CCA to reach 2,000 Bbl/d by the end of this year and 7,500 to 12,500 Bbl/d by the end of 2024.

Carbon Capture, Utilization, and Storage ("CCUS") Highlights

	1Q 2023	4Q 2022	1Q 2022
Signed CO_2 transport and/or storage offtake (cumulative million metric tons per year)	22	20	6
Secured CO_2 sequestration capacity (cumulative million metric tons)	2,065	2,025	1,420
Class VI CO_2 injection permit applications submitted - cumulative	3	3	-
Stratigraphic test wells drilled	1	-	-
CCUS capital expenditures ($ 000s)	$19,688	$32,505	$20,949

During first quarter 2023, the Company finalized a definitive agreement for the right to develop a dedicated CO_2 sequestration site on nearly 15,000 acres in Campbell County, Wyoming, directly underneath the Company's Greencore CO_2 Pipeline. Denbury estimates potential CO_2 sequestration capacity of the site (named Corvus) to be 40 million metric tons. In April 2023, the Company acquired exclusive development rights over a dedicated CO_2 sequestration site southwest of Houston in Matagorda County, Texas. The approximately 30,000-acre site, known as project Dorado, is estimated to have a storage potential of more than 115 million metric tons. A 60-mile CO_2 pipeline is required to connect the site to the Company's existing CO_2 pipeline network and would also provide access to additional markets and customers for CO_2. Including the acquisition of the Dorado site, the Company's dedicated CO_2 sequestration portfolio now exceeds 2.1 billion metric tons of CO_2.

During first quarter 2023, Denbury executed agreements with two eFuels companies, HIF Global and Monarch Energy Development LLC, to source and transport up to 2.4 million metric tons per year of CO_2 to planned projects in southeast Texas. Also during the first quarter, the Company invested a combined $7 million into two emerging carbon capture technology companies, ION Clean Energy, an industry leader in liquid solvent technologies, and Aqualung Carbon Capture, a leader in membrane CO_2 capture and separation technology.

First quarter 2023 capital expenditures for CCUS included the drilling of a stratigraphic test well in the Orion dedicated CO_2 sequestration site in Alabama, as well as various costs for seismic licensing and acreage acquisition on both existing and new dedicated CO_2 sequestration sites. The Orion stratigraphic test well was drilled to a total depth of 11,415 feet. Initial results from the well are consistent with expectations, and the Company is analyzing the core taken during drilling operations.

In late April 2023, the Company submitted an additional application to the EPA for 6 Class VI well permits for the Company's Leo CO$_2$ sequestration site in Mississippi, which is directly underneath the Company's NEJD CO$_2$ Pipeline.

Updated Outlook

Second quarter 2023 sales volumes are anticipated to be similar to the first quarter based on increased production associated with the commencement of the CCA EOR flood, along with new production from the Charles development wells at CCA, primarily offset by a planned Delhi facility turnaround and the timing of inventory sales at Tinsley. Associated with the startup and ramp of EOR production at CCA, the Company anticipates DD&A and LOE per BOE to increase from first quarter levels, driven by the expected recording of initial tertiary reserves at CCA and the conversion of CO$_2$ injection to LOE rather than capital.

Second quarter 2023 capital expenditures are anticipated to be modestly higher than the first quarter of the year, led by CCUS capital expenditures, which should increase based on CO$_2$ storage site acquisition and pre-development spend. Oil & gas development capital is expected to be at similar levels as the first quarter of the year.

Additional guidance details are available in the Company's supplemental earnings materials on its website.

About Denbury

Denbury is an independent energy company with operations and assets focused on Carbon Capture, Utilization, and Storage ("CCUS") and Enhanced Oil Recovery ("EOR") in the Gulf Coast and Rocky Mountain regions. For over two decades, the Company has maintained a unique strategic focus on utilizing CO$_2$ in its EOR operations and since 2012 has also been act in CCUS through the injection of captured industrial-sourced CO$_2$. The Company currently injects over four million tons of captured industrial-sourced CO$_2$ annually, with an objective to fully offset its Scope 1, 2, and 3 CO$_2$ emissions by 2030, primarily through increasing the amount of captured industrial-sourced CO$_2$ used in its operations. For more information about Denbury, visit www.denbury.com.

Follow Denbury on Twitter and LinkedIn.


#   #   #


This press release, other than historical information, contains forward-looking statements that involve risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's 2022 Annual Report on Form 10-K. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on financial and market, engineering, geological and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY IR CONTACTS

Brad Whitmarsh, 972.673.2020, brad.whitmarsh@denbury.com

Beth Palmer, 972.673.2554, beth.palmer@denbury.com

Financial and Statistical Data Tables and Reconciliation Schedules

The following tables include selected unaudited financial and operational information for the comparative three-month periods ended March 31, 2023 and 2022, in order to assist investors in understanding the comparability of the Company's financial and operational results for the applicable periods. All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

Denbury Inc. Consolidated Statements of Operations (Unaudited)

The following information is based on GAAP reporting earnings. Additional required disclosures will be included in the Company's periodic reports:

	Quarter Ended	
In thousands, except per-share data	March 31, 2023	March 31, 2022
Revenues and other income		
Oil sales	$ 312,572	$ 381,242
Natural gas sales	1,917	3,669
CO_2 sales and transportation fees	10,686	13,422
Oil marketing revenues	14,548	13,276
Other income	1,295	250
Total revenues and other income	341,018	411,859
Expenses		
Lease operating expenses	129,174	117,828
Transportation and marketing expenses	5,389	4,645
CO_2 operating and discovery expenses	1,196	2,817
Taxes other than income	29,038	31,381
Oil marketing purchases	14,468	13,040
General and administrative expenses	22,977	18,692
Interest, net of amounts capitalized of $1,693 and $1,158, respectively	927	657
Depletion, depreciation, and amortization	42,032	35,345
Commodity derivatives expense (income)	(23,123)	192,719
Other expenses	1,491	2,112
Total expenses	223,569	419,236
Income (loss) before income taxes	117,449	(7,377)
Income tax provision (benefit)		
Current income taxes	2,338	(561)
Deferred income taxes	25,912	(5,944)
Net income (loss)	$ 89,199	$ (872)
Net income (loss) per common share		
Basic	$ 1.73	$ (0.02)
Diluted	$ 1.66	$ (0.02)
Weighted average common shares outstanding		
Basic	51,503	51,602
Diluted	53,763	51,602

Denbury Inc. Consolidated Statements of Cash Flows (Unaudited)

In thousands		Quarter Ended March 31,		
		2023		2022
Cash flows from operating activities				
Net income (loss)	$	89,199	$	(872)
Adjustments to reconcile net income (loss) to cash flows from operating activities				
Depletion, depreciation, and amortization		42,032		35,345
Deferred income taxes		25,912		(5,944)
Stock-based compensation		4,938		2,971
Commodity derivatives expense		(23,123)		192,719
Receipt (payment) on settlements of commodity derivatives		2,065		(93,057)
Debt issuance costs and discounts		531		685
Other, net		(1,958)		(1,267)
Changes in assets and liabilities, net of effects from acquisitions				
Accrued production receivable		793		(72,795)
Trade and other receivables		(2,425)		1,644
Other current and long-term assets		4,506		189
Accounts payable and accrued liabilities		(42,247)		11,410
Oil and natural gas production payable		(2,861)		23,348
Asset retirement obligations and other liabilities		(8,840)		(4,233)
Net cash provided by operating activities		88,522		90,143
Cash flows from investing activities				
Oil and natural gas capital expenditures		(104,782)		(58,707)
CCUS storage sites and related capital expenditures		(14,645)		(14,900)
Acquisitions of oil and natural gas properties		(35)		—
Pipelines and plants capital expenditures		(623)		(15,204)
Equity investments		(7,108)		—
Other		(5,879)		(1,396)
Net cash used in investing activities		(133,072)		(90,207)
Cash flows from financing activities				
Bank repayments		(319,000)		(274,000)
Bank borrowings		358,000		274,000
Other		5,619		(3,068)
Net cash provided by (used in) financing activities		44,619		(3,068)
Net increase (decrease) in cash, cash equivalents, and restricted cash		69		(3,132)
Cash, cash equivalents, and restricted cash at beginning of period		47,880		50,344
Cash, cash equivalents, and restricted cash at end of period	$	47,949	$	47,212

Denbury Inc. Consolidated Balance Sheets (Unaudited)

In thousands, except par value and share data		March 31, 2023		Dec. 31, 2022
Assets				
Current assets				
Cash and cash equivalents	$	525	$	521
Accrued production receivable		143,484		144,277
Trade and other receivables, net		29,770		27,343
Derivative assets		23,554		15,517
Prepaids		14,803		18,572
Total current assets		212,136		206,230
Property and equipment				
Oil and natural gas properties (using full cost accounting)				
Proved properties		1,474,721		1,414,779
Unevaluated properties		284,584		240,435
CO_2 properties		192,107		190,985
Pipelines		218,822		220,125
CCUS storage sites and related assets		85,059		64,971
Other property and equipment		111,265		107,133
Less accumulated depletion, depreciation, amortization and impairment		(340,312)		(306,743)
Net property and equipment		2,026,246		1,931,685
Operating lease right-of-use assets		16,768		18,017
Derivative assets		1,617		—
Intangible assets, net		76,849		79,128
Restricted cash for future asset retirement obligations		47,424		47,359
Other assets		51,023		45,080
Total assets	$	2,432,063	$	2,327,499
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	215,291	$	248,800
Oil and gas production payable		77,507		80,368
Derivative liabilities		1,613		13,018
Current maturities of long-term debt		107		—
Operating lease liabilities		4,430		4,676
Total current liabilities		298,948		346,862
Long-term liabilities				
Long-term debt, net of current portion		68,276		29,000
Asset retirement obligations		315,169		315,942
Deferred tax liabilities, net		97,031		71,120
Operating lease liabilities		14,407		15,431
Other liabilities		13,649		16,527
Total long-term liabilities		508,532		448,020
Commitments and contingencies				
Stockholders' equity				
Preferred stock, $0.001 par value, 50,000,000 shares authorized, none issued and outstanding		—		—
Common stock, $0.001 par value, 250,000,000 shares authorized; 50,276,526 and 49,814,874 shares issued, respectively		50		50
Paid-in capital in excess of par		1,049,830		1,047,063
Retained earnings		574,703		485,504
Total stockholders' equity		1,624,583		1,532,617
Total liabilities and stockholders' equity	$	2,432,063	$	2,327,499

Denbury Inc. Operating Highlights (Unaudited)

All sales volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

	Quarter Ended March 31,			
	2023		**2022**	
Average daily sales (BOE/d)				
Tertiary				
Gulf Coast region	23,125		23,016	
Rocky Mountain region	10,424		9,220	
Total tertiary sales	33,549		32,236	
Non-tertiary				
Gulf Coast region	3,398		3,630	
Rocky Mountain region	10,708		11,059	
Total non-tertiary sales	14,106		14,689	
Total Company				
Oil (Bbls/d)	46,389		45,466	
Natural gas (Mcf/d)	7,600		8,753	
BOE/d (6:1)	47,655		46,925	
Unit sales price (excluding derivative settlements)				
Gulf Coast region				
Oil (per Bbl)	$	74.86	$	93.17
Natural gas (per mcf)		2.74		4.71
Rocky Mountain region				
Oil (per Bbl)	$	74.87	$	93.16
Natural gas (per mcf)		2.83		4.62
Total Company				
Oil (per Bbl)[1]	$	74.87	$	93.17
Natural gas (per mcf)		2.80		4.66
BOE (6:1)		73.32		91.14
Average NYMEX differentials				
Gulf Coast region				
Oil (per Bbl)	$	(1.29)	$	(1.37)
Natural gas (per mcf)		(0.05)		0.16
Rocky Mountain region				
Oil (per Bbl)	$	(1.28)	$	(1.38)
Natural gas (per mcf)		0.04		0.08
Total Company				
Oil (per Bbl)	$	(1.28)	$	(1.37)
Natural gas (per mcf)		0.01		0.11

(1) Total Company realized oil prices including derivative settlements were $75.36 per Bbl and $70.43 per Bbl during the three months ended March 31, 2023 and 2022, respectively.

Denbury Inc. Supplemental Non-GAAP Financial Measures (Unaudited)

Reconciliation of net income (loss) (GAAP measure) to adjusted net income (non-GAAP measure)

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net income (loss) measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. Management believes that adjusted net income may be helpful to investors by eliminating the impact of noncash and/or special items not indicative of the Company's performance from period to period, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss) or any other measure reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

In thousands, except per-share data	Quarter Ended March 31, 2023		Quarter Ended March 31, 2022	
	Amount	Per Diluted Share[1]	Amount	Per Diluted Share[1]
Net income (loss) (GAAP measure)	$ 89,199	$ 1.66	$ (872)	$ (0.02)
Adjustments to reconcile to adjusted net income (non-GAAP measure)				
Noncash fair value gains on commodity derivatives[2]	(21,058)	(0.39)	99,662	1.81
Delta pipeline incident costs (included in other expenses)[3]	(999)	(0.02)	—	—
Accelerated depreciation	1,117	0.02	—	—
Noncash fair value adjustment - contingent consideration[4]	—	0.00	185	0.01
Estimated income taxes on above adjustments to net income (loss) and other discrete tax items[5]	5,047	0.09	(5,853)	(0.11)
Adjusted net income (non-GAAP measure)	$ 73,306	$ 1.36	$ 93,122	$ 1.69

(1) Includes the impact of potentially dilutive securities including nonvested restricted stock, restricted stock units, performance stock units, shares to be issued under the employee stock purchase plan and warrants.

(2) The net change between periods of the fair market values of open commodity derivative positions, excluding the impact of settlements on commodity derivatives during the period.

(3) Represents true-up to actual of a preliminarily assessed civil penalty proposed in May 2022 by the U.S. Department of Transportation's Pipeline and Hazardous Materials Safety Administration related to the Company's February 2020 Delta-Tinsley pipeline incident.

(4) Expense related to the change in fair value of the contingent consideration payments related to the Company's March 2021 Wind River Basin CO_2 EOR field acquisition.

(5) Represents the estimated income tax impacts on pre-tax adjustments to net income which rate incorporates discrete tax adjustments. During the three months ended March 31, 2022, discrete tax adjustments primarily represented the release of the valuation allowance on certain of the Company's federal and state deferred tax assets totaling $5.9 million.

Denbury Inc. Supplemental Non-GAAP Financial Measures (Unaudited)

Reconciliation of net income (loss) (GAAP measure) to Adjusted EBITDAX (non-GAAP measure)

Adjusted EBITDAX is a non-GAAP measure which management uses and excludes certain items that are included in net income (loss), the most directly comparable GAAP financial measure. Items excluded include interest, income taxes, depletion, depreciation, and amortization, and items that the Company believes affect the comparability of operating results such as items whose timing and/or amount cannot be reasonably estimated or are nonrecurring. Management believes Adjusted EBITDAX may be helpful to investors in order to assess the Company's operating performance as compared to that of other companies in the industry, without regard to financing methods, capital structure or historical costs basis. It is also commonly used by third parties to assess leverage and the Company's ability to incur and service debt and fund capital expenditures. Adjusted EBITDAX should not be considered in isolation, as a substitute for, or more meaningful than, net income (loss), cash flow from operations, or any other measure reported in accordance with GAAP. The Company's Adjusted EBITDAX may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDAX, EBITDAX or EBITDA in the same manner. The following table presents a reconciliation of the Company's net income (loss) to Adjusted EBITDAX.

	Quarter Ended March 31,	
In thousands	2023	2022
Net income (loss) (GAAP measure)	$ 89,199	$ (872)
Adjustments to reconcile to Adjusted EBITDAX		
Interest expense	927	657
Income tax expense (benefit)	28,250	(6,505)
Depletion, depreciation, and amortization	42,032	35,345
Noncash fair value losses (gains) on commodity derivatives	(21,058)	99,662
Stock-based compensation	4,938	2,971
Noncash, non-recurring and other	(1,956)	(411)
Adjusted EBITDAX (non-GAAP measure)	$ 142,332	$ 130,847

Denbury Inc. Supplemental Non-GAAP Financial Measures (Unaudited)

Reconciliation of cash flows from operations (GAAP measure) to adjusted cash flows from operations (non-GAAP measure) and free cash flow (non-GAAP measure)

Adjusted cash flows from operations is a non-GAAP measure that represents cash flows provided by operations before changes in assets and liabilities, as summarized from the Company's Unaudited Condensed Consolidated Statements of Cash Flows. Adjusted cash flows from operations measures the cash flows earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Free cash flow is a non-GAAP measure that represents adjusted cash flows from operations less oil and gas development expenditures, CCUS asset capital and capitalized interest, but before acquisitions. Management believes that it is important to consider these additional measures, along with cash flows from operations, as it believes the non-GAAP measures can often be a better way to discuss changes in operating trends in its business caused by changes in sales volumes, prices, operating costs and related factors, without regard to whether the earned or incurred item was collected or paid during that period. Adjusted cash flows from operations and free cash flow are not measures of financial performance under GAAP and should not be considered as alternatives to cash flows from operations, investing, or financing activities, nor as a liquidity measure or indicator of cash flows.

	Quarter Ended March 31,	
In thousands	2023	2022
Cash flows from operations (GAAP measure)	$ 88,522	$ 90,143
Net change in assets and liabilities relating to operations	51,074	40,437
Adjusted cash flows from operations (non-GAAP measure)	139,596	130,580
Development capital expenditures	(99,791)	(57,606)
CCUS storage sites and related capital expenditures	(19,688)	(20,949)
Capitalized interest	(1,693)	(1,158)
Free cash flow (non-GAAP measure)	$ 18,424	$ 50,867

Denbury Inc. Capital Expenditure Summary (Unaudited)[1]

	Quarter Ended March 31,	
In thousands	2023	2022
Capital expenditure summary[1]		
CCA EOR field expenditures[2]	$ 40,038	$ 17,722
CCA CO_2 pipelines	523	2,191
CCA tertiary development	40,561	19,913
Non-CCA tertiary and non-tertiary fields	49,093	29,363
CO_2 sources and other CO_2 pipelines	1,563	730
Capitalized internal costs[3]	8,574	7,600
Oil & gas development capital expenditures	99,791	57,606
CCUS storage sites and related capital expenditures	19,688	20,949
Oil and gas and CCUS development capital expenditures	119,479	78,555
Capitalized interest	1,693	1,158
Acquisitions of oil and natural gas properties	35	371
Equity investments[4]	7,108	—
Total capital expenditures	$ 128,315	$ 80,084

(1) Capital expenditures in this summary are presented on an as-incurred basis (including accruals) and are $1 million and $10 million lower than the capital expenditures in the Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2023 and March 31, 2022, respectively, which are presented on a cash basis.

(2) Includes pre-production CO_2 costs associated with the CCA EOR development project totaling $5.2 million and $2.8 million during the three months ended March 31, 2023 and 2022, respectively.

(3) Includes capitalized internal acquisition, exploration and development costs and pre-production tertiary startup costs, excluding CCA.

(4) Represents an investment made during the first quarter of 2023 of $2 million in a CO_2 technology company ("Aqualung Carbon Capture AS"), as well as a $5 million investment in a carbon capture, utilization and storage technology company ("ION Clean Energy, Inc.").